June 13, 2018

Amy Geddes and Lyn Shenk
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Netflix, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2018
File No. 001-35757

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 7, 2018, relating to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed on April 18, 2018 (the “Filing”). In this letter, we have recited the Staff’s comment and have followed the comment with Netflix’s response.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 4 - Balance Sheet Components
Deferred Revenue, page 10

1. Please provide us with your analysis regarding payments made to partners. Describe in detail the nature of these payments and further clarify when payments are classified as marketing expenses and when payments are recognized as a reduction in revenue. Refer to ASC 606-10-32-25 and 26.

Netflix has entered into agreements with partners, including consumer electronics manufacturers, multichannel video programming distributors, mobile operators and internet service providers as a means to increase the general awareness and ease of access of Netflix and to attract new members through integrated sign up channels and high quality streaming platforms. In these agreements, the Netflix service is either a standalone offering at our monthly retail membership price or included in a bundle with the partners’ own offering at a single all inclusive price. Netflix owes an amount to the partner for services they provide in connection with the agreement. These services include the marketing of the Netflix service via placement within the partners' user interface and / or website and other promotional activities as well as payment processing in certain cases. In cases where Netflix bills and collects the membership fee from the member directly, the amount owed to the partner for marketing services is paid by Netflix to the partner. In cases where the partner bills and collects the membership fee from the member, the amount owed to the partner for both marketing and payment processing services reduces the amount remitted by the partner to Netflix. The amount of revenue recognized and classification of amounts owed to the partner is dependent upon whether the Netflix service is offered at a standalone monthly retail price or as part of a bundle.

Amy Geddes and Lyn Shenk
June 13, 2018

As stated in footnote 4 to the Filing, we have determined that Netflix is the principal in all its relationships where partners provide access to the service as Netflix retains control over service delivery to its members. In making this determination we considered the guidance in Accounting Standards Codification “ASC” 606 Revenue from Contracts with Customers and specifically ASC 606-10-25-25 and implementation guidance in ASC 606-10-55-37A.

When the Netflix service is offered by our partners to our members at a standalone monthly retail price established by Netflix, we recognize that gross retail price in revenues. In these cases, we recognize the amounts owed to the partners for the distinct marketing and payment processing services provided as marketing expenses and cost of revenues, respectively, consistent with our classification of other marketing and payment processing costs in consideration of the guidance in ASC 606-10-32-25 and 26 which states in part “If consideration payable to a customer is a payment for a distinct good or service from the customer, then an entity shall account for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.” Any amounts owed to partners in excess of the fair value for the services is recognized as a reduction of revenues based on further guidance in ASC 606-10-32- 26 which states that “If the amount of the consideration payable to the customer exceeds the fair value of the distinct good or service that the entity receives from the customer, then the entity shall account for such an excess as a reduction of the transaction price.” Fair value has been established based on the historical practice of paying a consistent separate amount to partners for these marketing and payment processing services.

However, when there is no standalone price for the Netflix service, the price that the members pay is established by our partners (as is the case for certain of our partner agreements, referred to as bundles, which allow for the Netflix service to be included as an optional component of other entertainment services). In these bundles, which may include a cable television package, mobile phone service or purchase of a consumer electronics device, the Netflix service would not be priced separately from the bundle, and Netflix does not know the price paid for its service by its member. Although Netflix does not have the ability to set the price for the bundle inclusive of Netflix, we applied the guidance in ASC 606-10-55-39 to confirm that Netflix is the principal. In bundle arrangements, the partner remits to Netflix an amount that is discounted from the Netflix retail price, reflecting the amounts owed for the services provided. The Financial Accounting Standards Board stated in the Basis for Conclusions of Accounting Standards Update 2016-08, paragraph BC38, that if the price charged by the intermediary to the customer is unknown, and not expected to be resolved, the unknown amount does not meet the definition of variable consideration and should not be included in the transaction price. Therefore, Netflix, as the principal, should not estimate the gross transaction price and should instead recognize revenues for the amounts received from the partner.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Amy Geddes and Lyn Shenk
June 13, 2018

For any further questions or future communications from the Staff, I may be contacted directly via email at (dwells@netflix.com) and through my team at (disclosure-committee@netflix.com).

Sincerely,

/s/ David Wells
David Wells
Chief Financial Officer, Netflix, Inc.

Cc:	David Hyman (Netflix, Inc.)
J.C. Berger (Netflix, Inc.)